82.4776

Saipem

Eni

Via Martiri di Cefalonia 67
20097 San Donato Milanese (MI)
Telex: 310246 Eni-Saipem
Fax: 02/52044415
Tel. centralino: 02/5201

Società per Azioni
Sede Legale in San Donato Milanese
Via Martiri di Cefalonia 67
Capitale Sociale Euro 441.410.900 i.v.
Registro delle Imprese di Milano, Codice Fiscale 00825790157
Partita IVA: 00825790157
R.E.A. Milano n. 788744

Società soggetta all'attività di direzione
e coordinamento dell'Eni S.p.A.

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.


06015737

Rif./Prot. SEGR/ 235
San Donato M.se, August 1 , 2006

SUPPL

Re: Saipem S.p.A. - File No. 82.4776

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- First quarter report at 31st March 2006
- Saipem Press Release dated 14th June 2006
- Saipem Press Release dated 5th July 2006
- Saipem Press Release dated 10th July 2006
- Saipem Press Release dated 19th July 2006
- Saipem Press Release dated 26th July 2006

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Alessandro Bernini, telephone number -- (2) 52034293 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Yours faithfully,

Saipem S.p.A.
Administration, Finance and Control
Senior Vice President
(Alessandro Bernini)


LLOYD'S REGISTER QUALITY ASSURANCE
ISO9001
UKAS
QUALITY
MANAGEMENT

Saipem


RECEIVED
2006 AUG -7 A 9:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE
Eni

Press Release

Saipem wins ten new contracts worth in excess of USD 1 billion in South East Asia, North Sea, Gulf of Mexico and West Africa.

San Donato Milanese, 14th June 2006 - Saipem has been awarded 10 new offshore construction contracts valued in excess of USD 1 billion. This work will be carried out in Southeast Asia, North Sea, Gulf of Mexico and West Africa.

South East Asia

Saipem has won 4 new contracts in South East Asia worth USD 480 million. The first contract, EPIC[1], is for the laying of a 126-kilometre pipeline off the coast of Taiwan on behalf of the Taiwanese National Oil Company. The second contract (EPIC) is for the laying of a 90-kilometre pipeline in the Gulf of Thailand on behalf of the Petroleum Authority of Thailand (PTT). The third contract (EPIC) is for the laying of a 50-kilometre pipeline in the area between Malaysia and Thailand on behalf of Trans Thai-Malaysia (TTM). The fourth contract is for the installation of 3 platforms and the laying of 36 kilometres of pipelines also in the area between Malaysia and Thailand on behalf of the Kencana HL.

Semac 1, Castoro 8 and Castoro 10 will be the vessels carrying out the work, which will take place in 2007.

North Sea and Gulf of Mexico

Saipem has been awarded four new contracts in the North Atlantic and another one in the Gulf of Mexico worth a total of USD 380 million.

The first contract (EPIC) signed with Total E&P UK is for the replacement of the existing 20-kilometre pipeline connecting the Dunbar and Alwyn platforms, located 150 kilometres North-East of Aberdeen in the North Sea. The work will be carried out by Castoro Sei in the third and the fourth quarter of 2007.

---

[1] EPIC: Engineering, procurement, installation, construction

The second contract is for the laying of a 30-kilometre pipeline in the North Sea as part of the development of the Halfdan field on behalf of Maersk Oil OG Gas. The work will be carried out by vessel Castoro Sei in the third and the fourth quarter of 2007.

The third contract in the North Sea has been awarded by the oil company Nexen and is for the subsea development of the Ettrick field. Work will be carried out in the second and the third quarter of 2007. The fourth contract is on behalf of Total Norge E&P AS and is for the decommissioning of sealines associated with the central complex of the Frigg field, located 230 kilometres north west of Stavanger, Norway.

Saipem was also awarded a contract by Devon Energy to decommission 3 platforms in the Gulf of Mexico which were damaged by the Hurricane Rita. Work will begin in August 2006 and will be carried out by vessel S355.

West Africa

Eni has awarded Saipem the contract for the engineering, procurement, construction and installation of a platform and associated pipelines for the development of the Awa Paloukou field, located off the coast of the Republic of Congo. The platform will be constructed at the Intermare Sarda fabrication yard in Sardinia, and subsequently installed by vessel Saipem 3000 in the summer of 2007.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Salvatore Colli
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Saipem


RECEIVED
2006 AUG -7 A 9:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE
Eni

Press Release

Saipem awarded two new offshore drilling contracts valued at USD 530 million

San Donato Milanese (Milan), 5 July 2006 – Saipem has been awarded two new contracts for the charter of its Scarabeo 7 and Scarabeo 3 offshore drilling rigs. The combined value of the two contracts is approximately USD 530 million.

Scarabeo 7 will be used by Eni off the coast of Indonesia for three years beginning in the first quarter of 2008. Scarabeo 7 is a fourth generation semi-submersible rig capable of operating in water depths of up to 1,500 meters and drilling to depths of up to 8,500 meters.

Addax Petroleum will charter Saipem's semi-submersible Scarabeo 3 rig for use off the coast of Nigeria, for one year beginning in the second quarter of 2007. Scarabeo 3 is a second generation semi-submersible rig capable of operating in water depths of up to 550 meters and drilling to depths of up to 8,000 meters.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Salvatore Colli
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Saipem

Eni

Saipem awarded a new contract worth in excess of 500 million euro for maintenance of Eni's Italian based oil and gas production plants

San Donato Milanese, 10th July 2006 -Saipem has been awarded a service contract for the maintenance of Eni's oil and gas production plants located in Italy - onshore and offshore - from which Eni produces approximately 260,000 daily boe.

The contract is worth in excess of 500 million euro. Saipem will be Eni's exclusive provider of all ordinary and extraordinary maintenance services until the first quarter of 2012.

Services provided will cover the whole maintenance chain, from maintenance engineering to procurement and operative maintenance.

Saipem (43% owned by Eni) is leader in the provision of Engineering, Procurement, Project Management and Construction services for the Oil & Gas Industry, with a distinctive capabilities in design and execution of large scale offshore and onshore projects, and with a strong bias towards activities in deepwater, remote areas and with significant technological competence such as gas monetization and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Salvatore Colli
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

82.4776

Saipem

Eni

Saipem renews its contract with Eni for the charter of its Saipem 10000 drillship, worth in excess of USD 390 million

San Donato Milanese (Milan), 19 July 2006 – Saipem has been awarded the contract with Eni for the charter of its Saipem 10000 drillship, valued in excess of USD 390 million.

Eni will use Saipem 10000 to perform worldwide drilling operations from the third quarter of 2009. The contract lasts 3 years and includes the 18-month extension that Eni has decided to exercise as part of the previous charter contract.

Saipem 10000 is a state-of-the-art ultra deepwater drillship, capable of operating in water depths up to 3,000 meters in full dynamic positioning and drilling to depths of up to 10,000 meters.

Saipem (43% owned by Eni) is a leader in the provision of Engineering, Procurement, Project Management and Construction services for the Oil & Gas Industry, with unique capabilities in designing and executing large scale offshore and onshore projects. Saipem has a strong bias for operating in deepwater and remote areas. It has significant technological competence in gas monetization and heavy oil exploration.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Salvatore Colli
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it


Saipem


Eni

Saipem: the Board of Directors approves second quarter results at 30th June 2006

San Donato Milanese, 26th July 2006. Today, the Board of Directors of Saipem S.p.A. has reviewed the Saipem Group consolidated second quarter results at 30th June 2006 (unaudited), which have been prepared in compliance with the new International Financial Reporting Standards (IFRS). The second quarter results include the effects of the consolidation of Snamprogetti from the date of Saipem's acquisition of control, i.e. from 1st April 2006.

First Quarter 2006	***Including Snamprogetti (million euros)***	Second Quarter 2005	Second Quarter 2006	%
n.a	**Revenues**	n.a	2052	n.a
n.a	**Operating profit**	n.a	151	n.a
n.a	**Net profit**	n.a	96	n.a
n.a	**Cash flow** (net profit plus depreciation)	n.a	151	n.a

First Quarter 2006	***Not including Snamprogetti (million euros)***	Second Quarter 2005	Second Quarter 2006	%
1043	**Revenues**	1165	1331	14,2%
93	**Operating profit**	82	126	53,7%
66	**Net profit**	55	86	56,4%
114	**Cash flow** (net profit plus depreciation)	97	135	39,2%

Saipem



Including Snamprogetti (million euros)

Second Half 2005		First Half 2005	First Half 2006	%
n.a	**Revenues**	n.a	3095	n.a
n.a	**Operating profit**	n.a	244	n.a
n.a	**Net profit**	n.a	162	n.a
n.a	**Cash flow** (net profit plus depreciation)	n.a	265	n.a

Not including Snamprogetti (million euros)

Second Half 2005		First Half 2005	First Half 2006	%
2409	**Revenues**	2119	2374	12,0%
211	**Operating profit**	154	219	42,2%
147	**Net profit**	108	152	40,7%
252	**Cash flow** (net profit plus depreciation)	202	249	23,3%

Following the acquisition of Snamprogetti, the Saipem Group is organised into three Business Units: Offshore, Onshore and Drilling. For each of these business units, the information provided includes main financial data to operating profit level. Information pertaining to the Drilling Business unit has been subdivided into Offshore Drilling and Onshore Drilling. Figures relating to the second quarter and the first half 2005 have also been reclassified accordingly.

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore sectors, and, to a lesser extent, in the Drilling sector, are not consistent over time, as they are not only influenced by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years or extrapolation of figures from a single quarter to the entire year.

Investments in the second quarter 2006 amounted to 133 million euros (75 million in the same period 2005) and consisted mainly of the following: maintenance and upgrading of the existing asset base (34 million euros); investments in vessels and equipment for specific projects, mainly Kashagan (26 million euros); capex to strengthen the operating bases/yards in Kazakhstan and West Africa (18 million euros); conversion of a tanker into an FPSO unit,


Eni

due to operate on Petrobras' Golfinho 2 field in Brazilian waters (51 million euros); and investments carried out by Snamprogetti amounting to 4 million euros.

Investments in the first half 2006 amounted to 231 million euros (137 million in the same period 2005) and consisted mainly of the following: maintenance and upgrading of the existing asset base (62 million euros); investments in vessels and equipment for specific projects, mainly Kashagan (44 million euros); capex to strengthen the operating bases/yards in Kazakhstan and West Africa (30 million euros); conversion of a tanker into an FPSO unit (91 million euros); and investments carried out by Snamprogetti in the second quarter amounting to 4 million euros.

Net financial debt at 30th June 2006 amounted to 1,532 million euros, an increase of 520 million euros versus 31st December 2005, mainly due to the acquisition of Snamprogetti, and the distribution of dividends. From 31st March 2006, when the financial position already showed the effects of the acquisition of Snamprogetti, net debt increased by 65 million euros following the distribution of dividends and the buy-back of treasury shares (totalling 114 million euros) partially offset by a reduction in working capital (49 million euros).

New contracts and backlog

During the second quarter 2006, Saipem stand-alone was awarded contracts amounting to 2,832 million euros (1,185 million euros in the same period 2005); during the same period, Snamprogetti won contracts amounting to 1,825 million euros. Moreover, the contract portfolio was boosted by Snamprogetti's existing contract backlog, which amounted to 4,132 million euros on the date of acquisition.

New contracts awarded to the Saipem Group during the first half 2006, inclusive of contracts won by Snamprogetti in the second quarter, amounted to 5,782 million euros.
The backlog of the Saipem Group at 30th June 2006 stands at the record level of 12,333 million euros.


Eni

Management outlook for 2006

Results achieved in the first half of the year and the positive development of contracts under execution underpin management's expectations for Saipem stand-alone to achieve further revenue growth in 2006, improving the net profit by at least 15%. Snamprogetti, acquired at the end of March, is expected to achieve total revenues, for the nine-month period of consolidation, of approximately 2,300 million euros, and net profit of 30 million euros. This will have a positive effect on Saipem's net profit, which, net of financial charges deriving from the acquisition and taking into account structural cost synergies, is forecast at approximately 18 million euros.

The strong overall market performance and Saipem's track record and competitiveness, especially following the acquisition of Snamprogetti, underpin management's expectations of new contract awards, so as to maintain the exceptionally high level of backlog achieved at the end of June.

Capital expenditure for 2006, including the conversion of a tanker into an FPSO unit due to operate in the Golfinho 2 field in Brazilian waters on behalf of Petrobras, is confirmed at approximately 600 million euros.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in areas where the Group operates, and actions by the competition. Moreover, contract execution is also subject to variables outwith the company's control, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Saipem



Analysis by business sector

Offshore (*):

(million euros)

	Second quarter		First half	
	2005	2006	2005	2006
Revenues	740	845	1,340	1,438
Expenses	(662)	(743)	(1,193)	(1,265)
Depreciation and amortisation	(23)	(21)	(50)	(43)
Operating profit	55	81	97	130
New orders awarded	958	1,479	1,608	1,814

(*) the Offshore Business Unit includes the former Offshore Construction, Leased FPSO and the offshore part of MMO. Figures for the corresponding periods 2005 have now been reclassified accordingly. Data and information for the Offshore Business Unit have not been affected by the acquisition of Snamprogetti.

The backlog at 30th June 2006 amounted to 4,097 million euros, of which 1,349 million are to be realised in the second half 2006.

- Revenues in the first half 2006 amounted to 1,438 million euros, a 7.3% increase, versus the same period 2005, due mainly to higher levels of activity in Kazakhstan and Azerbaijan.

- Operating profit in the first half 2006 amounted to 130 million euros, equal to 9% of revenues, versus 97 million euros, equal to 7.2% of revenues in the same period 2005. This increase in margin is attributed to improved contractual conditions and high operational efficiency.

- The most significant contracts awarded in the second quarter include:
  - on behalf of Eni E&P, a contract for the exclusive provision of maintenance services for all offshore oil plants located in Italy; these services, comprising both ordinary and extraordinary maintenance works, will be provided through Q1 2012;
  - on behalf of the Chinese Petroleum Corporation, an EPIC contract for the Taishung/Tungshiao/Tatan pipeline, off the coast of Taiwan, comprising engineering, part procurement, pipelaying, testing and pre-commissioning for a pipeline provided by the client;

Saipem



- on behalf of Eni Congo SA, an EPIC project for the Awa Paloukou facilities, in Congo, comprising engineering, procurement, construction, transport, installation, hook-up and pre-commissioning of the platform, in addition to the laying of an interconnecting pipeline linking the platform to the Djeno terminal;
- on behalf of PTT Public Company Ltd and Trans Thai - Malaysia (Thailand) Ltd, an EPIC contract for the new PTT – TTM gasline, in Thailand, comprising engineering, transport and installation of a pipeline provided by the client;
- on behalf of Total Exploration & Production UK, an EPIC contract for the Dunbar project, in the British sector of the North Sea, comprising the replacement of an interconnecting pipeline and spools linking the Dunbar and Alwyn platforms;
- on behalf of Maersk Olie og Gas AS, a contract for the Halfdan Northeast Phase 3 Sealines project, in Denmark, comprising the laying of two pipelines and an interconnecting flowline linking three existing platforms;
- on behalf of Devon Energy, a contract in connection with the decommissioning of three platforms in the United States, following the damage caused by Hurricane Rita.

Saipem



Onshore (*):

(million euros)

Second quarter	Saipem 2005		Saipem Stand-alone 2006		Snamprogetti 2006	Saipem Consolidated 2006
Revenues	302		339		721	1.060
Expenses	(285)		(312)		(691)	(1,003)
Depreciation and amortisation	(5)		(10)		(6)	(16)
Operating profit	12	(**)	17	(***)	24	41
New orders awarded	192		517		1,825	2,342

First half	Saipem 2005		Saipem Stand-alone 2006		Snamprogetti Q2 2006	Saipem Consolidated 2006
Revenues	546		645		721	1,366
Expenses	(508)		(593)		(691)	(1,284)
Depreciation and amortisation	(14)		(19)		(6)	(25)
Operating profit	24	(**)	33	(***)	24	57
New orders awarded	416		1,144		1,825	2,969

(*) the Onshore Business Unit includes the former Onshore Construction, LNG and the onshore part of MMO. Figures for the corresponding periods 2005 have now been reclassified accordingly. Data and information for the Onshore Business Unit have been affected by the acquisition of Snamprogetti, whose income statement has been consolidated from 1st April 2006.
(**) includes 1 million euros of cost synergies resulting from the acquisition of Snamprogetti.
(***) includes 1 million euros of cost synergies; net of the application of the loss indemnity provision agreed with Eni as part of the Snamprogetti purchase agreement.

The backlog at 30th June 2006 amounted to 6,848 million euros (inclusive of Snamprogetti), of which 2,270 million are to be realised in the second half 2006.

Saipem stand-alone

- Revenues in the first half 2006 amounted to 645 million euros, an 18.1% increase, versus the same period 2005, due to higher levels of activity on the Sakhalin project in Russia and the full-scale activity on projects in Nigeria, Mexico and Canada.

- Operating profit in the first half 2006 amounted to 33 million euros, versus 24 million euros in the first half 2005, with margins rising from 4.4% to 5.1%. This increase in margin is attributed to improved operational efficiency and contractual rates.


Eni

Snamprogetti

- Revenues generated by Snamprogetti during the second quarter 2006 amounted to 721 million euros, largely related to projects under execution in the Middle East and Italy.

  Operating profit totalled 24 million euros, with a margin of 3.3%.

  Snamprogetti revenues for the quarter include proceeds from the Escravos project on behalf of Chevron Texaco amounting to 44 million euros. This project, awarded during Q1 2005 to a joint venture between Snamprogetti and the American company KBR (a subsidiary of Halliburton), comprises engineering, procurement and construction of a GTL (Gas-to-Liquids) plant in the Niger Delta, approximately 100 kilometres south-east of Lagos.

  Delays in obtaining access to the construction site and the substantial number of changes to the scope of work are expected to delay execution of this project, with a consequent increase in completion costs.

  Negotiations are ongoing between the joint venture and the client to evaluate the financial impact and the consequent review of contractual terms.

  In the second quarter, Snamprogetti has made a provision for estimated future losses on this project amounting to 58 million euros. This provision does not affect Saipem's financial position since it is offset by an agreed claim for the same amount against Eni, in terms of a loss indemnity provision in the Snamprogetti Purchase Agreement.

  Saipem is discussing with KBR a mechanism aimed at direct involvement in the local portion of works.

  In view of the benefits that Saipem's long-standing presence in Nigeria will bring to the project and the effect of the Snamprogetti purchase agreement with Eni, Saipem does not expect to be materially affected by current negotiations.

- The most significant contracts awarded in the second quarter include:
  - on behalf of Saudi Aramco, an EPC contract for the Khursaniyah project, in Saudi Arabia, comprising engineering, procurement and construction of a gas-oil separation plant. The contract includes the construction of two gas-oil separation trains in addition to a series of production infrastructure facilities;
  - on behalf of Canaport Lng, an EPC contract for the Canaport project, in Canada, comprising design, engineering, construction and commissioning of a regassification

Saipem



terminal, inclusive of auxiliary facilities for gas offloading, pumping, vaporisation and transmission, in addition to two storage tanks. The contract was won in consortium with the Canadian company SNC - Lavalin;

- on behalf of Shell Petroleum Development Company of Nigeria, an EPC contract for the Gbaran Logistic Base, in Nigeria, comprising engineering, procurement, construction and commissioning of the logistics base for the Gbaran field. The contract was won in consortium with Desicon Engineering Ltd;
- on behalf of Saudi Aramco, an EPC contract for the Khurais pipeline, in Saudi Arabia, comprising engineering, procurement, construction and commissioning of a pipeline;
- on behalf of Saudi Aramco, an EPC contract for the Ghawar pipeline, in Saudi Arabia, comprising engineering, procurement, construction and commissioning of a pipeline.



Offshore Drilling:

(million euros)

	Second quarter		First half	
	2005	2006	2005	2006
Revenues	71	85	140	173
Expenses	(51)	(50)	(94)	(103)
Depreciation and amortisation	(10)	(13)	(22)	(26)
Operating profit	10	22	24	44
New orders awarded	5	818	139	923

The backlog at 30th June 2006 amounted to 1,132 million euros, of which 157 million are to be realised in the second half 2006.

- Revenues for the first half 2006 amounted to 173 million euros, a 23.6% increase versus the same period 2005, due to increased activities by the semi-submersible platform Scarabeo 4 and the jack-up Perro Negro 5, and higher contractual rates.

- Operating profit in the first half 2006 amounted to 44 million euros, equal to 25.4% of revenues, versus 24 million euros, equal to 17.1% of revenues in the corresponding period of 2005. This growth both in absolute terms and in terms of profitability is due to higher margins on rates and increased utilisation of rigs.

- Vessel utilisation during the first half 2006 was as follows:

Vessel	*Days under contract*	
Semi-submersible platform Scarabeo 3	181	
Semi-submersible platform Scarabeo 4	181	
Semi-submersible platform Scarabeo 5	166	**a**
Semi-submersible platform Scarabeo 6	170	**a**
Semi-submersible platform Scarabeo 7	181	
Drillship Saipem 10000	181	
Jack-up Perro Negro 2	181	
Jack-up Perro Negro 3	181	
Jack-up Perro Negro 4	-	**b**
Jack-up Perro Negro 5	181	

a = for the remaining days (to 181), the vessel underwent class reinstatement works.
b = the vessel underwent upgrading works in readiness for a new contract.


Eni

- The most significant contracts awarded in the second quarter include:
  - on behalf of Statoil, the forty-nine-month charter of the semi-submersible platform Scarabeo 5 in Norway;
  - on behalf of Eni E&P, the three-year charter of the semi-submersible platform Scarabeo 7 in Indonesia;
  - on behalf of Addax Petroleum, the one-year charter of the semi-submersible platform Scarabeo 3 in Nigeria.



Onshore Drilling:

	Second quarter		First half	
	2005	2006	2005	2006
Revenues	52	62	93	118
Expenses	(43)	(50)	(76)	(96)
Depreciation and amortisation	(4)	(5)	(8)	(9)
Operating profit	5	7	9	13
New orders awarded	30	18	79	76

(million euros)

The backlog at 30th June 2006 amounted to 256 million euros of which 98 million are to be realised in the second half 2006.

- Revenues for the first half 2006 amounted to 118 million euros, a 26.9% increase versus the same period 2005, due mainly to increased activity in North Africa and Kazakhstan.

- Operating profit in the first half 2006 amounted to 13 million euros, equal to 11% of revenues versus 9 million euros, equal to 9.7% of revenues in the same period 2005. This increase both in absolute terms and in terms of profitability is due to higher margins on rates and increased utilisation of rigs.

- Average utilisation of rigs during the first half 2006 stood at 92% (91% in the first half 2005); rigs were located as follows: 13 in Peru, 8 in Saudi Arabia, 5 in Venezuela, 5 in Algeria, 2 in Italy, 1 in Egypt, 1 in Kazakhstan , 1 in Georgia 1, in Ecuador and 1 in Turkmenistan.
  In addition, 5 third-party rigs were deployed in Peru and 3 in Kazakhstan by the joint-venture company SaiPar.
  Finally, 1 rig owned jointly with third parties operated in Kazakhstan.

- During the second quarter, a contract was won for the twelve-month charter of an installation in Algeria on behalf of Sonatrach.

Saipem


Eni

Attachments:

- Reclassified Consolidated Balance Sheet and Reclassified Consolidated Income Statements by nature and destination of costs.





RECLASSIFIED CONSOLIDATED BALANCE SHEET

(million euros)

	31st December 2005		30th June 2006 (*)	
Net tangible fixed assets		1,903		2,117
Net intangible fixed assets		837		842
		2,740		2,959
- Offshore	1,437		1,575	
- Onshore	487		578	
- Offshore Drilling	729		722	
- Onshore Drilling	87		84	
Financial investments		40		150
Non-current assets		**2,780**		**3,109**
Net current assets		**(37)**		**(109)**
Employee termination indemnities		**(88)**		**(160)**
CAPITAL EMPLOYED		**2,655**		**2,840**
Net equity		**1,630**	(**)	**1,305**
Minority interest in net equity		**13**		**3**
Net debt		**1,012**		**1,532**
COVER		**2,655**		**2,840**
SHARES ISSUED AND OUTSTANDING		**441,410,900**		**441,410,900**

(*) includes the effects of the acquisition of Snamprogetti.

(**) includes a decrease of 440 million euros, corresponding to the difference between the price paid for Snamprogetti and its net equity at 31st March 2006.


Eni

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS
BY
NATURE OF COSTS

(million euros)

Second quarter	Saipem stand-alone		Snamprogetti	Effects of acquisition	Saipem Consolidated
	2005	2006	2006		
Operating revenues	1,165	1,331	721	–	2,052
Other revenues and income	2	3	–	–	3
Purchases, services and other costs	(837)	(932)	(607)	1	(1,538)
Payroll and related costs	(206)	(227)	(85)	1	(311)
GROSS OPERATING PROFIT	**124**	**175**	**29**	**2**	**206**
Amortisation, depreciation and write-downs	(42)	(49)	(6)	–	(55)
OPERATING PROFIT	**82**	**126**	**23**	**2**	**151**
Financial expenses	(16)	(16)	(4)	(7)	(27)
Income from investments	7	10	7	–	17
INCOME BEFORE INCOME TAXES	**73**	**120**	**26**	**(5)**	**141**
Income taxes	(16)	(32)	(13)	2	(43)
NET PROFIT BEFORE MINORITY INTEREST	**57**	**88**	**13**	**(3)**	**98**
Minority interest	(2)	(2)	–	–	(2)
NET PROFIT	**55**	**86**	**13**	**(3)**	**96**
CASH FLOW (Net profit + Depreciation and amortisation)	**97**	**135**	**19**	**(3)**	**151**

Saipem


Eni

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS
BY
NATURE OF COSTS

(million euros)

First half	Saipem stand-alone		Snamprogetti Q2	Effects of acquisition	Saipem Consolidated
	2005	2006	2006		
Operating revenues	2,119	2,374	721	–	3,095
Other revenues and income	3	4	–	–	4
Purchases, services and other costs	(1,493)	(1,623)	(607)	1	(2,229)
Payroll and related costs	(381)	(439)	(85)	1	(523)
GROSS OPERATING PROFIT	**248**	**316**	**29**	**2**	**347**
Amortisation, depreciation and write-downs	(94)	(97)	(6)	–	(103)
OPERATING PROFIT	**154**	**219**	**23**	**2**	**244**
Financial expenses	(26)	(29)	(4)	(7)	(40)
Income from investments	12	17	7	–	24
INCOME BEFORE INCOME TAXES	**140**	**207**	**26**	**(5)**	**228**
Income taxes	(30)	(53)	(13)	2	(64)
NET PROFIT BEFORE MINORITY INTEREST	**110**	**154**	**13**	**(3)**	**164**
Minority interest	(2)	(2)	–	–	(2)
NET PROFIT	**108**	**152**	**13**	**(3)**	**162**
CASH FLOW (Net profit + Depreciation and amortisation)	**202**	**249**	**19**	**(3)**	**265**



Saipem



Eni

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS
BY
DESTINATION OF COSTS

(million euros)

Second quarter	Saipem stand-alone		Snamprogetti	Effects of acquisition	Saipem Consolidated
	2005	2006	2006		
Operating revenues	1,165	1,331	721	–	2,052
Production costs	(1,026)	(1,136)	(668)	1	(1,803)
Idle costs	(8)	(14)	(2)	–	(16)
Selling expenses	(18)	(20)	(8)	–	(28)
Research and development costs	(2)	(2)	(4)	–	(6)
Other operating income, net	1	–	–	–	–
CONTRIBUTION FROM OPERATIONS	**112**	**159**	**39**	**1**	**199**
General and administrative expenses	(30)	(33)	(16)	1	(48)
OPERATING PROFIT	**82**	**126**	**23**	**2**	**151**
Financial expenses	(16)	(16)	(4)	(7)	(27)
Income from investments	7	10	7	–	17
INCOME BEFORE INCOME TAXES	**73**	**120**	**26**	**(5)**	**141**
Income taxes	(16)	(32)	(13)	2	(43)
INCOME BEFORE MINORITY INTEREST	**57**	**88**	**13**	**(3)**	**98**
Minority interest	(2)	(2)	–	–	(2)
NET PROFIT	**55**	**86**	**13**	**(3)**	**96**
CASH FLOW (Net profit + Depreciation and amortisation)	**97**	**135**	**19**	**(3)**	**151**

Saipem


Eni

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS
BY
DESTINATION OF COSTS

(million euros)

First half	Saipem stand-alone		Snamprogetti Q2	Effects of acquisition	Saipem Consolidated
	2005	2006	2006		
Operating revenues	2,119	2,374	721	–	3,095
Production costs	(1,850)	(2,018)	(668)	1	(2,685)
Idle costs	(19)	(29)	(2)	–	(31)
Selling expenses	(34)	(39)	(8)	–	(47)
Research and development costs	(3)	(4)	(4)	–	(8)
Other operating income, net	1	–	–	–	–
CONTRIBUTION FROM OPERATIONS	**214**	**284**	**39**	**1**	**324**
General and administrative expenses	(60)	(65)	(16)	1	(80)
OPERATING PROFIT	**154**	**219**	**23**	**2**	**244**
Financial expenses	(26)	(29)	(4)	(7)	(40)
Income from investments	12	17	7	–	24
INCOME BEFORE INCOME TAXES	**140**	**207**	**26**	**(5)**	**228**
Income taxes	(30)	(53)	(13)	2	(64)
INCOME BEFORE MINORITY INTEREST	**110**	**154**	**13**	**(3)**	**164**
Minority interest	(2)	(2)	–	–	(2)
NET PROFIT	**108**	**152**	**13**	**(3)**	**162**
CASH FLOW (Net profit + Depreciation and amortisation)	**202**	**249**	**19**	**(3)**	**265**

Saipem


Eni

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Mr. Salvatore Colli
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it


Eni
Saipem

First quarter report at 31st March 2006


Eni
Saipem

First quarter report at 31st March 2006

Contents

Approved by the Board of Directors at their meeting of 10th May 2006

Saipem is a subsidiary of Eni SpA

The first quarter results include the effects of the acquisition of Snamprogetti only on the balance sheet. Following alignment discussions with the relevant control bodies regarding the interpretation of the recently introduced international accounting standards (IAS 27), consolidation of the income statement is to start from the date of Saipem's assumption of control, i.e. from 1st April 2006.

Economic and financial data

(million €)

	First quarter		
	2005	**2006**	Var.%
Revenues	954	**1,043**	9.3
Contribution from operations	102	**125**	22.5
Operating income	72	**93**	29.2
Capital expenditure	62	**98**	58.1

	31st December 2005	**31st March 2006**
Net debt:		
- medium/long term	484	667
- short term	528	800
	1,012	**1,467**

Results from operations

	First quarter		
	2005	**2006**	Var.%
Offshore Construction			
- subsea pipeline laid (km)	299	**366**	22.4
- structures installed (tons)	25,344	**17,006**	(32.9)
Offshore Drilling			
- metres drilled	28,248	**34,952**	23.7
- wells drilled	13	**23**	76.9
Leased FPSO			
- FPSO vessels' utilisation (days)	90	**90**	-
Onshore Construction			
- pipeline laid (km)	175	**213**	21.7
- structures installed (tons)	3,496	**1,419**	(59.4)
Onshore Drilling			
- metres drilled	132,366	**125,587**	(5.1)
- wells drilled	54	**45**	(16.7)
- estimated average equipment utilisation (%)	89	**93**	4.5

Revenues by business sector

(million €)

	First quarter		
	2005	**2006**	Var.%
Offshore Construction	571	**556**	(2.6)
Offshore Drilling	69	**88**	27.5
Leased FPSO	6	**8**	33.3
Onshore Construction (*)	204	**261**	27.9
Onshore Drilling	41	**56**	36.6
Maintenance Modification and Operation	63	**74**	17.5
Total	954	**1,043**	**9.3**

(*) From 1st January 2006, the Onshore Construction sector includes the LNG (Liquefied Natural Gas) sector. Figures relating to the first quarter of 2005 have also been reclassified accordingly.

Revenues by geographical area

(million €)

	First quarter	
Geographical area (*)	2005	**2006**
Italy	31	**40**
Rest of Europe	148	**184**
C.S.I.	112	**192**
Rest of Asia	137	**224**
North Africa	102	**89**
West Africa	392	**252**
Americas	32	**62**
Total	**954**	**1,043**

(*) Final destination of services

New contracts awarded to the Saipem Group

(million €)

	First quarter	
	2005	**2006**
Saipem S.p.A.	115	166
Group companies	942	959
Total	**1,057**	**1,125**
Offshore Construction	626	307
Offshore Drilling	134	105
Leased FPSO	1	1
Onshore Construction (*)	185	567
Onshore Drilling	49	58
Maintenance Modification and Operation	62	87
Total	**1,057**	**1,125**

(*) From 1st January 2006, the Onshore Construction sector includes the LNG (Liquefied Natural Gas) sector. Figures relating to the first quarter of 2005 have also been reclassified accordingly.



million euros
1,200
1,000
800
600
400
200
0
1,057
1,125
62
49
185
134
626
87
58
567
1
105
307
31st March 2005
31st March 2006
Offshore Construction
Offshore Drilling
Leased FPSO
Onshore Construction
Onshore Drilling
MMO

Backlog (million €)

	31st December 2005	31st March 2006
Offshore Construction	3,104	**2,855**
Offshore Drilling	382	**399**
Leased FPSO	589	**582**
Onshore Construction (*)	985	**1,291**
Onshore Drilling	298	**300**
Maintenance Modification and Operation	155	**168**
	5,513	**5,595**

(*) From 1st January 2006, the Onshore Construction sector includes the LNG (Liquefied Natural Gas) sector. Figures relating to the first quarter of 2005 have also been reclassified accordingly.

Backlog by geographical area (million €)

Geographical area	31st December 2005	31st March 2006
Italy	21	**15**
Rest of Europe	775	**779**
C.S.I.	1,244	**1,095**
Rest of Asia	953	**765**
North Africa	312	**298**
West Africa	1,414	**1,864**
Americas	794	**779**
Total	**5,513**	**5,595**

Backlog by geographical area at 31st March 2006


Rest of Asia
765
West Africa
1,864
Americas
779
779
298
1,095
Rest of Europe
North Africa
15
Italy
C.S.I.

BASIS OF PRESENTATION

In application of EC Regulation 1606/2002 approved by the European Parliament and Council on 19th July 2002, starting from 2005 companies with securities listed on a regulated stock market of a Member State of the European Union are required to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), as approved by the European Commission.

This quarterly report has been prepared in compliance with the International Financial Reporting Standards (hereafter "IFRS" or International Accounting Standards, hereafter "IAS") issued by the International Accounting Standards Board (IASB)1 and adopted by the European Commission, pursuant to art. 6 of European Regulation No. 1606/2002 by the European Parliament and European Council of 19th July 2002.

With reference to Consob resolution no. 14990, dated 14th April 2005, the information disclosed in this quarterly report has been prepared in accordance with the provisions of Appendix 3D of Listed Companies regulations (Consob Regulation no. 11971 dated 14th May 1999 and subsequent amendments); for this reason, the provisions of IAS 34 - Interim Financial Statements have not been applied. This Report includes concise financial information in the following tables: balance sheet, income statement, variation to net equity and cash flow statement.

Unless otherwise indicated, data is expressed in millions of euros.

In accordance with CONSOB regulations, quarterly reports are not subject to audit.

PRINCIPLES OF CONSOLIDATION

The principles of consolidation used in the preparation of this quarterly report are the same used in the preparation of the Consolidated and Statutory Financial Statements at 31st December 2005.

ECONOMIC RESULTS

Foreword

On 27th March 2006, the contract for the acquisition of 100% of Snamprogetti's share capital was finalised; Saipem paid 680 million euros. In compliance with the accounting principles regulating business combinations under common control, the surplus price paid for Snamprogetti versus its net equity at 31st March 2006, equal to 435 million euros, was posted as a decrease in Saipem Group's consolidated net equity.

In the first quarter of 2006, Snamprogetti's revenues amounted to 505 million euros, operating income before G&A expenses amounted to 21 million euros, operating income to 8 million euros, net income to 7 million euros and cash flow to 13 million euros.

From this quarterly report onwards, in view of Snamprogetti's consolidation, the analysis by business sector will show the Onshore Construction and LNG (Liquefied Natural Gas) sectors as one business unit. Figures relating to the first quarter of 2005 have also been reclassified accordingly.

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore Construction sectors, L.N.G. (Liquefied Natural Gas), and, to a lesser extent, in the Drilling, Leased FPSO and M.M.O. (Maintenance, Modification and Operation) sectors, are not consistent over time, as they are not only influenced by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period or fraction thereof can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years and do not allow for extrapolation of figures from a single quarter to the entire year.

Consolidated income statement

(million €)

	First quarter		
	2005	**2006**	Var.%
Revenues	**954**	**1,043**	**9.3**
Other revenues and income	1	1	
Purchases, services and other costs	(656)	(691)	
Payroll and related costs	(175)	(212)	
Gross operating income	**124**	**141**	**13.7**
Amortisation, depreciation and impairments	(52)	(48)	
Operating income	**72**	**93**	**29.2**
Financial expenses, net	(10)	(13)	
Income from investments	5	7	
Income before income taxes	**67**	**87**	**29.9**
Income taxes	(14)	(21)	
Net income before minority interest	**53**	**66**	**24.5**
Minority interest	-	-	
Net income	**53**	**66**	**24.5**
Cash flow (Net income + depreciation and amortisation)	**105**	**114**	**8.6**

In line with the annual financial statements and the six-monthly report, this quarterly report includes the reclassified consolidated income statement by destination of costs.
This reclassification is normally used to analyse the positive and negative income components, which determine the contribution from operations (i.e. operating income before general and administrative expenses) for the various business sectors in which Saipem operates.

Operating income and costs by destination

(million €)

	First quarter		
	2005	2006	Var.%
Operating evenues	**954**	**1,043**	**9.3**
Production costs	(824)	(882)	
Idle /downtime costs	(11)	(15)	
Selling expenses	(16)	(19)	
Research and development costs	(1)	(2)	
Other operating income, net	-	-	
Contribution from operations	**102**	**125**	**22.5**
General and administrative expenses	(30)	(32)	
Operating income	**72**	**93**	**29.2**

First quarter

Operating revenues for the first quarter 2006 amounted to 1,043 million euros, an increase of 89 million euros versus those for the first quarter 2005, mainly due to higher levels of activity in the Onshore Construction and Offshore and Onshore Drilling sectors.
Production costs amounted to 882 million euros, an increase of approximately 7% versus those for the same period 2005. This increase in operating costs is due to the higher levels of activity generated during the quarter.
Labour costs amounted to 212 million euros, a 21% increase versus the first quarter 2005.
Contribution from operations in the first quarter 2006 amounted to 125 million euros, an increase of 23 million euros versus the first quarter 2005; this is analysed in detail under the individual business units.
General and administrative expenses in the first quarter 2006 amounted to 32 million euros, a 7% increase versus the same quarter the previous year, due to costs associated with the Sarbanes Oaxley Act project and consultancy costs related to Snamprogetti's acquisition.
Hence, **operating income** stood at 93 million euros.

HUMAN RESOURCES

The following table provides data comparing average employment levels at the end of 2005 and the first three months 2006.

Average workforce

	31st December 2005	**31st March 2006**
Italian personnel	2,536	**2,616**
French personnel	3,730	**3,652**
Other nationalities	17,089	**18,970**
Total	**23,355**	**25,238**
Offshore Construction	7,944	**9,082**
Offshore Drilling	1,055	**1,127**
Leased FPSO	118	**118**
Onshore Construction	8,225	**8,769**
Onshore Drilling	2,313	**2,448**
Maintenance Modification and Operation	1,711	**1,765**
Staff positions	1,989	**1,929**
Total	**23,355**	**25,238**
No. of engineers at end of period	**3,684**	3,714


Workforce
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Italian personnel
French personnel
Other nationalities
31st December 2005
31st March 2006

CONSOLIDATED BALANCE SHEET AND FINANCIAL POSITION

(million €)

	31st December 2005		31st March 2006(*)	
Net tangible assets		1,903		2,063
Net intangible assets		837		842
		2,740		2,905
- Offshore Construction	1,271		1,301	
- Offshore Drilling	727		720	
- Leased FPSO	152		190	
- Onshore Construction	397		503	
- Onshore Drilling	86		85	
- Maintenance Modification and Operation	82		81	
- Other	25		25	
Financial investments		40		155
Non-current assets		**2,780**		**3,060**
Working capital	60		21	
Provision for risks and charges	(97)		(120)	
Net current assets		**(37)**		**(99)**
Provision for employee benefits		**(88)**		**(157)**
Capital employed		**2,655**		**2,804**
Saipem Shareholders' equity		**1,630**		**1,286(**)**
Minority interest		**13**		**51**
Net debt		**1,012**		**1,467**
Cover		**2,655**		**2,804**
Shares issued and outstanding		**441,410,900**		**441,410,900**

(*) includes the effects of Snamprogetti's acquisition; figures do not include the translation adjustment for the first quarter, for those group companies whose financial statements are in currencies other than euros.
(**) includes the decrease of 435 million euros, corresponding to the difference between the price paid for Snamprogetti's acquisition and its net equity at 31st March 2006.

Capital expenditure

(million €)

	First quarter	
	2005	**2006**
Offshore Construction	39	43
Offshore Drilling	13	6
Leased FPSO	-	40
Onshore Construction	7	5
Onshore Drilling	2	3
Maintenance Modification and Operation	1	-
Saipem Offices	-	1
Total	**62**	**98**

Investments in the first quarter of 2006 amounted to 98 million euros (62 million in the same period of 2005) and consisted mainly of the following: maintenance and upgrading of existing asset base (28 million euros); investments in vessels and equipment for specific projects, mainly Kashagan and Sakhalin (18 million euros); capex to strengthen the operating bases/yards in Kazakhstan and West Africa (12 million euros); activities on the conversion of a tanker into an FPSO unit, due to operate on Petrobras' Golfinho 2 field in Brazilian waters (40 million euros).

Variation in net equity

(million €)

	1st Quarter 2005	**1st Quarter 2006**
Initial Group Net Equity	**1,539**	**1,630**
Group Net Income	53	66
IAS 32 and 39 – treasury shares	(22)	-
IAS 32 and 39 – fair value hedging operations	(13)	25
IFRS 3 – surplus price for Snamprogetti's acquisition	-	(435)
Total variation	**18**	**(344)**
Resulting Group net equity	**1,557**	**1,286**

The net equity during the first quarter 2006 decreased by (344) million euros due to the surplus price paid for Snamprogetti's acquisition (-435 million euros), partially offset by the net income for the period (66 million euros), and the fair value of hedging operations (Interest Rate Swaps) (25 million).

Reclassified statement of cash flow and variation in net debt

(million €)

	1st Quarter 2005	**1st Quarter 2006**
Group net income	53	66
Third party income	-	-
Depreciation and amortisation	52	48
Other non-monetary items	14	6
Cash generated from operating income before variation in working capital	**119**	**120**
Variation in working capital relating to operations	(148)	(203)
Other monetary items	(20)	(15)
Net cash flow from operations	**(49)**	**(98)**
Investments	(62)	(98)
Disposals	-	-
Free cash flow	**(111)**	**(196)**
Variation in financial debt	72	969
Buy-back of treasury shares	(2)	-
Cash flow from share capital and reserves	-	-
Other variations	-	(259)
Net cash flow	**(41)**	**514**
Free cash Flow	**(111)**	**(196)**
Buy-back of treasury shares	(2)	-
Cash flow from share capital and reserves	-	-
Other variations	-	(259)
Variation in net debt	**(113)**	**(455)**

NET FINANCIAL DEBT

Net financial debt at 31st March 2006 amounted to 1,467 million euros, versus 1,012 million euros at 31st December 2005, an increase of 455 million euros. This is due mainly to the acquisition of Snamprogetti (259 million euros), variation in current assets (218 million euros) and investments (98 million), only partially offset by the cash flow generated during the period of 120 million euros.

NEW CONTRACTS

During the first quarter 2006, Saipem was awarded contracts amounting to 1,125 million euros (1,057 million euros in the same period of 2005).

The most significant orders awarded in the first quarter include:

Offshore Construction:

- on behalf of Total Exploration & Production Angola Ltd, the EPIC project Block 17 Gas Gathering System, in Angola, comprising engineering, procurement, construction, transport, installation and pre-commissioning of a subsea pipeline, umbilical and associated facilities;
- on behalf of Maersk Olie og Gas AS, the EPC contract Halfdan Northeast Phase 3, in Denmark, comprising construction engineering, procurement, construction, testing and commissioning of two jackets, one deck and an interconnecting gangway, in addition to transport and installation of three new platforms;
- on behalf of Talisman Energy UK, the EPIC project Tweedsmuir Subsea, in the British sector of the North Sea, comprising engineering, procurement, installation and commissioning of various subsea structures.

Offshore Drilling:

- on behalf of Petrobel, the three-year extension to the lease of the jack-up Perro Negro 4 in Egypt;
- on behalf of Addax Petroleum Exploration, the fifteen-month extension of the lease contract for the semi-submersible platform Scarabeo 3 in Nigeria.

Onshore Construction:

- on behalf of Shell Petroleum Development Company of Nigeria, the EPC project Gbaran, in Nigeria, comprising engineering, procurement and laying of pipelines, flowlines and composite fibre-optic and high-voltage electrical cables. The contract was won in consortium with Desicon Engineering Ltd;
- on behalf of NAOC, in Nigeria, the EPC project OB/OB revamping, comprising engineering, procurement, decommissioning, disassembly, construction and commissioning of existing and new facilities at the Obiafu/Obrikom gas treatment plant. The contract was won in consortium with Desicon Engineering Ltd.

Onshore Drilling:

- on behalf of ENIREPSA, the lease of a rig in Saudi Arabia, due to perform the drilling of four wells, plus the option of a further two wells; the duration of this contract is estimated at approximately two years.

At 31st March 2006, Saipem's stand-alone backlog stood at 5,595 million euros (5,513 million euros at 31st December 2005); Snamprogetti's backlog at 31st March 2006 amounted to 4,152 million euros. Consequently, the backlog of the Saipem Group on the same date totalled 9,747million euros.

MANAGEMENT OUTLOOK FOR 2006

The consistently high price of oil and gas and the need to replace oil reserves have resulted in increased spending by the oil industry in recent years. This positive trend is expected to continue in 2006.
The strong overall market performance and Saipem's track record and competitiveness, especially on complex projects in frontier areas, underpin management's expectations to achieve further revenue growth in 2006, improving by approximately 15% on the 2005 record results, as well as the award of new contracts to maintain the current high level of backlog.
The acquisition of Snamprogetti enables Saipem to take a leading role in the rapidly growing sector for large-scale onshore turnkey projects. Snamprogetti will be consolidated from 1st April 2006 and in the period April-December 2006 is expected to achieve revenues amounting to approximately 2,300 million euros, operating income before G&A of approximately 70 million euros, and net income of approximately 25 million euros. Financial expenses associated with the acquisition are forecast at approximately 20 million euros and cost synergies to be achieved in 2006 are estimated to total 5 million euros. Saipem expects that the acquisition of Snamprogetti (consolidated over a nine-month period) can therefore have a positive effect on the 2006 net income of approximately 13 million euros.
Snamprogetti is expected to be awarded new contracts during the remainder of 2006. This will restore the particularly high backlog level recorded at the end 2005 (4,400 million euros).
Capital expenditure for 2006 is estimated to be approximately 600 million euros and will be used: for the continuation of work on the conversion of a tanker into an FPSO unit due to operate in the Petrobras' Golfinho 2 field in Brazilian waters (190 million euros); for maintenance and upgrading of the existing asset base (180 million euros); to further strengthen the operating bases/yards in Kazakhstan and West Africa (50 million euros); for the construction of new vessels and equipment for specific projects (150 million euros); and for capital expenditure to be made by Snamprogetti (30 million euros).
Depreciation and amortisation for 2006 is expected to total around 250 million euros.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in the Persian Gulf and/or other regions, and actions by the competition. Moreover, contract execution is also subject to variables outwith the company's control, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Analysis by business sector

OFFSHORE CONSTRUCTION

(million €)

	First quarter	
	2005	**2006**
Revenues	571	556
Operating expenses, net of cost of materials	(407)	(387)
Cost of materials	(83)	(87)
Depreciation and amortisation	(24)	(19)
Contribution from operations (*)	57	63
New orders awarded	626	307

(*) Operating Income before general and administrative expenses

The backlog at 31st March 2006 amounted to 2,855 million euros, of which 1,887 million are to be realised in 2006.

- Revenues in the first quarter of 2006 amounted to 556 million euros, a 2.6% decrease versus the same period of 2005, mainly due to reduced activities in North Africa.
- Contribution from operations in the first quarter of 2006 amounted to 63 million euros, equal to 11.3% of revenues, versus 57 million euros, equal to 10% of revenues in the same period of 2005. The increase in margin with respect to the first quarter 2005 is due mainly to projects carried out in the Caspian area.

OFFSHORE DRILLING

(million €)

	First quarter	
	2005	2006
Revenues	69	88
Operating expenses	(40)	(50)
Depreciation and amortisation	(12)	(13)
Contribution from operations (*)	17	25
New orders awarded	134	105

(*) Operating Income before general and administrative expenses

The backlog at 31st March 2006 amounted to 399 million euros, of which 182 million are to be realised in 2006.

- Revenues for the first quarter of 2006 amounted to 88 million euros, a 27.5% increase versus the same quarter of 2005, due to increased activities by the semi-submersible platform Scarabeo 4 and the jack-up Perro Negro 5, and higher contractual rates.
- Contribution from operations in the first quarter of 2006 amounted to 25 million euros, equal to 28.4% of revenues, versus 17 million euros, equal to 24.6% of revenues in the corresponding period of 2005. This growth in margin, in absolute terms, and in terms of profitability is due to both higher margins on rates and increased volumes of operations.
- Vessel utilisation was as follows:

Vessel	days under contratc	
Semi-submersible platform Scarabeo 3	90	
Semi-submersible platform Scarabeo 4	90	
Semi-submersible platform Scarabeo 5	90	
Semi-submersible platform Scarabeo 6	79	a
Semi-submersible platform Scarabeo 7	90	
Drillship Saipem 10000	90	
Jack-up Perro Negro 2	90	
Jack-up Perro Negro 3	90	
Jack-up Perro Negro 4	-	b
Jack-up Perro Negro 5	90	

a = for the remaining days (to 90), the vessel underwent class reinstatement works.
b = the vessel underwent upgrading works in readiness for a new contract.

LEASED FPSO

(million €)

	First quarter	
	2005	2006
Revenues	6	8
Operating expenses	(3)	(4)
Depreciation and amortisation	(2)	(2)
Contribution from operations (*)	1	2
New orders awarded	1	1

(*) Operating Income before general and administrative expenses

The backlog at 31st March 2006 amounted to 582 million euros, of which 24 million are to be realised in 2006.

- In the first quarter of 2006, revenues and contribution from operations increased by 2 million euros and 1 million euros respectively, versus the first quarter of 2005.
- The production units FPSO-Firenze and FPSO-Mystras have been in continuous operation during both periods of 2006 and 2005.

ONSHORE CONSTRUCTION (*)

(million €)

	First quarter	
	2005	2006
Revenues	204	261
Operating expenses, net of cost of materials	(122)	(164)
Cost of materials	(57)	(69)
Depreciation and amortisation	(8)	(8)
Contribution from operations (**)	17	20
New orders awarded	185	567

(*) From 1st January 2006 the Onshore Construction sector includes the L.N.G. sector. Figures for the year 2005 have been adjusted accordingly.
(**) Operating Income before general and administrative expenses

The backlog at 31st March 2006 amounted to 1,291 million euros, of which 750 million are to be realised in 2006.

- Revenues in the first quarter 2006 of amounted to 261 million euros, a 27.9% increase, versus the same quarter of 2005, due to higher levels of activity on the Sakhalin project in Russia and the full-scale activity on projects in Nigeria.
- Contribution from operations in the first quarter of 2006 amounted to 20 million euros, versus 17 million euros in the first quarter of 2005, with margins declining from 8.3% to 7.7%. This decrease in margin is attributed to intense commercial activity, which has already resulted in a significant number of contract awards during the quarter.

ONSHORE DRILLING

(million €)

	First quarter	
	2005	2006
Revenues	41	56
Operating expenses	(31)	(44)
Depreciation and amortisation	(4)	(4)
Contribution from operations (*)	6	8
New orders awarded	49	58

(*) Operating Income before general and administrative expenses

The backlog at 31st March 2006 amounted to 300 million euros of which 157 million are to be realised in 2006.

- Revenues for the first quarter of 2006 show a 36.6% growth versus those for the same quarter of 2005, due mainly to increased activities in Kazakhstan.
- Contribution from operations in the first quarter of 2006 increased by 2 million euros versus the same quarter 2005, with a margin on revenues which is virtually unchanged.
- Average utilisation of rigs stood at 93% (89% in the first quarter 2005); rigs were located as follows: 12 in Peru, 8 in Saudi Arabia, 5 in Venezuela, 3 in Italy, 5 in Algeria, 1 in Egypt, 1 in Kazakhstan , 1 in Georgia 1 in Ecuador and 1 in Turkmenistan.

In addition, 5 third-party rigs were deployed in Peru and 1 in Kazakhstan by the joint-venture company SaiPar.

Finally, 1 rig owned jointly with third parties operated in Kazakhstan.

MAINTENANCE MODIFICATION AND OPERATION (M.M.O.)

(million €)

	First quarter	
	2005	2006
Revenues	63	74
Operating expenses	(58)	(66)
Depreciation and amortisation	(1)	(1)
Contribution from operations (*)	4	7
New orders awarded	62	87

(*) Operating Income before general and administrative expenses

The backlog at 31st March 2006 amounted to 168 million euros, of which 80 million are to be realised in 2006.

- Operations, carried out mainly in France, Italy, West Africa and Russia enabled revenues for the first quarter 2006 to total 74 million euros, an 11 million euro increase versus the first quarter of 2005.
- Contribution from operations in the first quarter of 2006, amounted to 7 million euros, equal to 9.5% of revenues, versus 4 million euros, equal to 6.3% of revenues in the same quarter of 2005, thanks to a recovery in operational efficiency in France.


Eni
Saipem

A Joint Stock Company with Registered Office
in San Donato Milanese (MI), Italy
Fully paid-up Share Capital Euro 441,410,900
Fiscal Code and Milan Companies' Register No. 00825790157
Other offices:
Cortemaggiore (PC) - Via Enrico Mattei, 20

Information for Shareholders

Saipem SpA, Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI)

Relations with istitutional investors and financial analysts

Fax: +39-0252054295
e-mail: investor.relations@saipem.eni.it

Pubblications

First quarter report at 31st March 2006 (in English)
Relazione trimestrale al 31 marzo 2006 (in Italian)
Financial Report at 31st December 2005 (in English)
Bilancio al 31 dicembre 2005 (in Italian)

Health, Safety Environment report (in Italian and English)

Also available on Saipem's website: www.saipem.eni.it

Website: www.saipem.eni.it
Operator: +39-025201

Design: Opera
Printed by: Impronta Grafica - Cantù


Eni

Saipem

Società per Azioni
Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI)
Tel. +39.02.5201 - Fax +39.02.52054295
www.saipem.eni.it